UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FUTURE-READY

SECOND QUARTER 2024 RESULTS

Investor Relations

Jorge Collazo | jorge.collazo@kof.com.mx

Lorena Martin | lorena.martinl@kof.com.mx

Marene Aranzabal | marene.aranzabal@kof.com.mx

Coca-Cola FEMSA

Mexico City, July 19, 2024, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2024.

SECOND QUARTER HIGHLIGHTS

•	Volume growth 7.5%
•	Revenue growth 13.1%
•	Operating income growth 13.8%
•	Majority net income growth 13.8%
•	Earnings per share[1] were Ps. 0.33. (Earnings per unit were Ps. 2.67 and per ADS were Ps. 26.69.)
•	More than half of our customer base are now digital buyers. Completed rollout of Juntos+ v. 4.0 in Mexico and Brazil
FIRST SIX MONTHS HIGHLIGHTS

•	Volume growth 7.5%
•	Revenue growth 12.7%
•	Operating income growth 13.0%
•	Majority net income growth 19.9%
•	Earnings per share[1] were Ps. 0.63. (Earnings per unit were Ps. 5.04 and per ADS were Ps. 50.45.)

FINANCIAL SUMMARY FOR THE SECOND QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q24	YTD 2024	2Q24	YTD 2024	2Q24	YTD 2024	2Q24	YTD 2024
As Reported	Consolidated	13.1%	12.7%	17.2%	15.0%	13.8%	13.0%	13.8%	19.9%
	Mexico & Central America	15.3%	14.0%	17.8%	15.3%	12.0%	12.6%
	South America	9.2%	10.5%	16.0%	14.5%	19.6%	13.9%

Comparable (2)	Consolidated	17.9%	18.0%	22.0%	20.4%	17.5%	18.1%
	Mexico & Central America	15.6%	14.9%	18.1%	16.1%	12.3%	13.5%
	South America	22.3%	23.3%	31.4%	29.7%	36.3%	30.7%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

"As we close a positive first half of the year, I am encouraged by the progress we are making in implementing a long-term sustainable growth model. For the second quarter, we delivered solid volume growth in Mexico, Central America, and Brazil, achieving double-digit consolidated revenue and operating income growth. We also continued progressing towards becoming our customers’ preferred commercial platform, completing the rollout of Juntos+ version 4.0 in Mexico and Brazil, while beginning its implementation in Guatemala, Panama, and Colombia. This version features advanced analytics and a more user-friendly interface. Now more than half of our total customer base are digital buyers.

Last May, our resilience and ability to respond to challenges was put to the test by the severe flooding that impacted the south of Brazil. I want to take a moment to express our heartfelt support to all of the people affected by this flooding and to recognize the leadership and swift actions taken by our team to ensure the wellbeing of our Brazilian collaborators as well as their families and to provide effective community support while also mitigating operational disruptions.

Looking ahead, our priorities for the year remain clear: continue building on the growth momentum of our core business, take Juntos+ to the next level, continue developing our customer-centric culture, and implementing initiatives to foster a sustainable future.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 2 of 17

RECENT DEVELOPMENTS

•	On May 10, 2024, Coca-Cola FEMSA announced the suspension of operations at its Porto Alegre plant, resulting from the floods that impacted the southern state of Rio Grande do Sul in Brazil. The Company, working together with FEMSA, The Coca-Cola Company, and the rest of the Coca-Cola System in Brazil, focused its efforts on providing support and ensuring the safety and wellbeing of its employees and their families, as well as providing support to local communities as the top priority. In addition, the Company implemented initiatives to mitigate operating disruptions, such as sourcing finished product from surrounding territories and setting up alternative sales and distribution networks to serve its customers. The Company has now completed site cleaning and is working towards a gradual reopening of this facility.

•	On July 16, 2024, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved for Ps. 0.19 per share, for a total cash distribution of Ps. 3,193.26 million.

•	On July 19, 2024, Coca-Cola FEMSA and FEMSA announced their inclusion in the FTSE4Good Emerging Markets Latin America Index for the ninth consecutive year. This recognition underscores both companies’ sustainability performance.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 3 of 17

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2024	2Q 2023	Δ%	Δ%
Total revenues	69,456	61,428	13.1%	17.9%
Gross profit	31,961	27,267	17.2%	22.0%
Operating income	9,746	8,562	13.8%	17.5%
Adj. EBITDA (2)	13,922	11,439	21.7%	27.0%

Volume increased 7.5% to 1,095.8 million unit cases, driven by volume growth in most of our territories, including a strong performance in Mexico, Brazil, Guatemala, and our Central America South territories, partially offset by a decrease in Argentina and Uruguay.

Total revenues increased 13.1% to Ps. 69,456 million. This increase was driven mainly by solid volume growth, partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 17.9%.

Gross profit increased 17.2% to Ps. 31,961 million, and gross margin increased 160 basis points to 46.0%. This expansion was driven mainly by our top-line growth, coupled with favorable packaging costs and favorable hedging initiatives. These effects were partially offset by higher sweetener costs across our territories and the depreciation of the Argentine Peso. Excluding currency translation effects, gross profit increased 22.0%

Operating income increased 13.8% to Ps. 9,746 million, and operating margin increased 10 basis points to 14.0%. This resilient margin performance was driven mainly by operating leverage and operating expense efficiencies, offsetting a non-cash operating foreign exchange loss driven by the depreciation of the Mexican Peso, increases in operating expenses such as labor, freight, and maintenance, and non-recurring expenses related to the flooding in the South of Brazil. Excluding currency translation effects, operating income increased 17.5%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 885 million, compared to an expense of Ps. 1,377 million in the previous year. This decrease was driven mainly by a foreign exchange gain of Ps. 177 million as compared to a loss of Ps. 437 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real.

In addition, we recognized a gain of Ps. 61 million in financial instruments as compared to a loss of Ps. 68 million as compared to the same period of the previous year related to an increase in the long-term interest rates in Brazil.

These effects were partially offset by higher interest expenses, net, of Ps. 1,157 million as compared to Ps. 935 million in the same period of the previous year, mainly as a result of (i) lower interest income, and (ii) a slight increase in our interest expense.

Additionally, we recorded a lower gain in monetary positions in inflationary subsidiaries as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 34.9% as compared to 27.2% during the same period of 2023. This increase was driven mainly by inflationary effects, deferred taxes, and the recognition of a one-time effect related to previous acquisitions in Brazil.

Net income attributable to equity holders of the company was Ps. 5,608 million as compared to Ps. 4,926 million during the same period of the previous year. This increase was driven mainly by operating income growth and a decrease in our comprehensive financing result that was partially offset by an increase in our effective tax rate. Earnings per share1 were Ps. 0.33 (Earnings per unit were Ps. 2.67 and per ADS were Ps. 26.69.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 5 of 17

CONSOLIDATED FIRST six months RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2024	YTD 2023	Δ%	Δ%
Total revenues	133,685	118,641	12.7%	18.0%
Gross profit	60,561	52,657	15.0%	20.4%
Operating income	18,380	16,269	13.0%	18.1%
Adj. EBITDA (2)	25,949	21,930	18.3%	24.6%

Volume increased 7.5% to 2,104.4 million unit cases, driven by volume growth in most of our territories, including a strong performance in Mexico, Brazil, Colombia, Guatemala, and our Central America South territories, partially offset by a decrease in Argentina and Uruguay.

Total revenues increased 12.7% to Ps. 133,685 million. This increase was driven mainly by solid volume growth, partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 18.0%.

Gross profit increased 15.0% to Ps. 60,561 million, and gross margin expanded 90 basis points to 45.3%. This gross profit increase was driven mainly by our top-line growth, coupled with favorable packaging costs and hedging initiatives. These effects were partially offset by higher sweetener costs across our territories and the depreciation of the Argentine Peso. Excluding currency translation effects, gross profit increased 20.4%.

Operating income increased 13.0% to Ps. 18,380 million, and operating margin remained flat at 13.7%. This stable margin performance was driven by i) increases in operating expenses such as labor, freight, and maintenance, ii) a tough comparison base that included a non-cash operating foreign exchange gain in Mexico, as compared to a loss during the second quarter of this year, and iii) non-recurring expenses related to the flooding in the South of Brazil. These effects were offset by top-line growth and operating expense efficiencies. Excluding currency translation effects, operating income increased 18.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 2,080 million, compared to an expense of Ps. 2,774 million in the previous year. This decrease is explained mainly by a foreign exchange gain of Ps. 204 million as compared to a loss of Ps. 1,066 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during the first six months of 2024.

Additionally, we recorded a gain of Ps. 15 million in financial instruments as compared to a loss of Ps. 15 million as compared to the same period of the previous year.

In addition, we recognized an interest expense of Ps. 3,648 million as compared to an expense of Ps. 3,678 million in the same period of the previous year, mainly as a result of a lower interest expense related to the maturity of a Mexican Peso denominated bond, partially offset by new financing in Mexico and Argentina.

These effects were partially offset by a lower interest income of Ps. 1,307 million as compared to Ps. 1,866 million during the same period of the previous year, mainly as a result of a decrease in interest rates in Brazil and Mexico. Additionally, we recorded a lower gain in monetary positions in inflationary subsidiaries of Ps. 42 million, as compared to a gain of Ps. 120 million during the same period of the previous year.

Income tax as a percentage of income before taxes was 32.9% as compared to 29.6% during the same period of 2023. This increase was driven mainly by inflationary effects and deferred taxes.

Net income attributable to equity holders of the company increased 19.8% to reach Ps. 10,598 million during the first six months of 2024, as compared to Ps. 8,837 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. Earnings per share1 were Ps. 0.63 (Earnings per unit were Ps. 5.04 and per ADS were Ps. 50.45.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2024	2Q 2023	Δ%	Δ%
Total revenues	45,067	39,088	15.3%	15.6%
Gross profit	21,948	18,635	17.8%	18.1%
Operating income	7,291	6,509	12.0%	12.3%
Adj. EBITDA (2)	9,882	8,229	20.1%	20.4%

Volume increased 8.1% driven by growth across our territories in the division. Mexico volumes grew 7.9%, volumes in Guatemala grew 12.6%, and volumes in Central America South grew 6.2%.

Total revenues increased 15.3% to Ps. 45,067 million, driven mainly by volume growth. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. Excluding currency translation effects, total revenues increased 15.6%.

Gross profit increased 17.8% to Ps. 21,948 million, and gross margin expanded 100 basis points to 48.7%. This margin expansion was driven mainly by our top-line growth, favorable packaging costs, and hedging initiatives. These effects were partially offset by an increase in sweetener costs. Excluding currency translation effects, gross profit increased 18.1%.

Operating income increased 12.0% to Ps. 7,291 million, and operating margin contracted 50 basis points to 16.2%. This growth was driven mainly by our top-line growth and expense efficiencies. These effects were partially offset by a non-cash operating foreign exchange loss driven by the depreciation of the Mexican Peso, coupled with increases in operating expenses such as labor, freight, and maintenance. Excluding currency translation effects, operating income increased 12.3%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 8 of 17

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2024	2Q 2023	Δ%	Δ%
Total revenues	24,389	22,341	9.2%	22.3%
Gross profit	10,014	8,632	16.0%	31.4%
Operating income	2,455	2,053	19.6%	36.3%
Adj. EBITDA (2)	4,040	3,209	25.9%	46.5%

Volume increased 6.5%, driven mainly by 12.1% growth in Brazil and 1.0% growth in Colombia. This growth was partially offset by a 9.9% decline in Argentina and a 12.1% decline in Uruguay.

Total revenues increased 9.2% to Ps. 24,389 million. This increase was driven mainly by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 22.3%.

Gross profit increased 16.0% to Ps. 10,014 million, and gross margin expanded 250 basis points to 41.1%. This increase was driven mainly by our top-line growth, declining packaging costs, and favorable hedging strategies. This growth was partially offset by increases in sweeteners costs and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 31.4%.

Operating income increased 19.6% to Ps. 2,455 million in the second quarter of 2024, resulting in an operating margin expansion of 90 basis points to 10.1%. This increase was driven mainly by operating leverage resulting from top-line growth, partially offset by higher fixed costs and expenses; non-recurring expenses related to the flooding in the South of Brazil; and the top-line contraction from Argentina. Excluding currency translation effects, operating income increased 36.3%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 272 million consumers. With over 104,000 employees, the company markets and sells approximately 4 billion unit cases through more than 2.1 million points of sale a year. Operating 56 manufacturing plants and 252 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Index MILA Pacific Alliance, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 11 of 17

	For the Second Quarter of:						For the First Six Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,372.8		5,933.0		7.4%	7.4%	12,330.8		11,500.2		7.2%	7.2%
Volume (million unit cases)	1,095.8		1,018.9		7.5%	7.5%	2,104.4		1,958.5		7.5%	7.5%
Average price per unit case	61.89		58.31		6.1%		61.77		58.70		5.2%
Net revenues	69,297		61,283		13.1%		133,359		118,285		12.7%
Other operating revenues	159		145		9.6%		326		356		-8.4%
Total revenues (2)	69,456	100.0%	61,428	100.0%	13.1%	17.9%	133,685	100.0%	118,641	100.0%	12.7%	18.0%
Cost of goods sold	37,495	54.0%	34,161	55.6%	9.8%		73,124	54.7%	65,984	55.6%	10.8%
Gross profit	31,961	46.0%	27,267	44.4%	17.2%	22.0%	60,561	45.3%	52,657	44.4%	15.0%	20.4%
Operating expenses	21,621	31.1%	18,796	30.6%	15.0%		41,438	31.0%	36,571	30.8%	13.3%
Other operative expenses, net	672	1.0%	(46)	NA	NA		864	0.6%	(78)	NA	NA
Operative equity method (gain) loss in associates(3)	(78)	NA	(44)	NA	77.2%		(122)	NA	(105)	NA	16.1%
Operating income (5)	9,746	14.0%	8,562	13.9%	13.8%	17.5%	18,380	13.7%	16,269	13.7%	13.0%	18.1%
Other non operative expenses, net	63	0.1%	228	0.4%	-72.2%		(27)	0.0%	351	0.3%	-107.6%
Non Operative equity method (gain) loss in associates (4)	45	0.1%	31	0.1%	NA		58	0.0%	165	0.1%	NA
Interest expense	1,836		1,769		3.7%		3,648		3,678		-0.8%
Interest income	678		834		-18.7%		1,307		1,866		-29.9%
Interest expense, net	1,157		935		23.8%		2,341		1,812		29.2%
Foreign exchange loss (gain)	(177)		437		NA		(204)		1,066		-119.1%
Loss (gain) on monetary position in inflationary subsidiaries	(34)		(63)		-46.0%		(42)		(120)		-64.9%
Market value (gain) loss on financial instruments	(61)		68		NA		(15)		15		NA
Comprehensive financing result	885		1,377		-35.7%		2,080		2,774		-25.0%
Income before taxes	8,752		6,926		26.4%		16,269		12,978		25.4%
Income taxes	3,044		1,881		61.8%		5,329		3,860		38.1%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,709		5,045		13.2%		10,941		9,118		20.0%
Net income attributable to equity holders of the company	5,608	8.1%	4,926	8.0%	13.8%	18.7%	10,598	7.9%	8,837	7.4%	19.9%	26.1%
Non-controlling interest	101	0.1%	119	0.2%	NA		342	0.3%	281	0.2%	21.8%

Adj. EBITDA & CAPEX	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,746	14.0%	8,562	13.9%	13.8%	17.5%	18,380	13.7%	16,269	13.7%	13.0%	18.1%
Depreciation	2,657		2,397		10.8%		5,219		4,717		10.7%
Amortization and other operative non-cash charges	1,519		480		216.7%		2,349		945		148.7%
Adj. EBITDA (5)(6)	13,922	20.0%	11,439	18.6%	21.7%	27.0%	25,949	19.4%	21,930	18.5%	18.3%	24.6%
CAPEX(8)	5,512		4,252		29.6%		8,693		6,749		28.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of June 30, 2024, the investment in fixed assets effectively paid is equivalent to Ps. 9,422 million.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,565.3		3,303.6		7.9%	7.9%	6,584.4		6,130.4		7.4%	7.4%
Volume (million unit cases)	695.6		643.3		8.1%	8.1%	1,275.4		1,180.7		8.0%	8.0%
Average price per unit case	64.48		60.44		6.7%		64.68		61.40		5.3%
Net revenues	45,078		39,081				82,922		72,693
Other operating revenues	(11)		6				(11)		12
Total Revenues (2)	45,067	100.0%	39,088	100.0%	15.3%	15.6%	82,911	100.0%	72,705	100.0%	14.0%	14.9%
Cost of goods sold	23,119	51.3%	20,452	52.3%			43,075	52.0%	38,151	52.5%
Gross profit	21,947.5	48.7%	18,635.4	47.7%	17.8%	18.1%	39,835.6	48.0%	34,554.2	47.5%	15.3%	16.1%
Operating expenses	14,240.6	31.6%	12,251.8	31.3%			26,354.4	31.8%	23,310.5	32.1%
Other operative expenses, net	478	1.1%	(101)	NA			597	0.7%	(212)	NA
Operative equity method (gain) loss in associates (3)	(62)	NA	(24)	NA			(88)	NA	(64)	NA
Operating income (4)	7,291	16.2%	6,509	16.7%	12.0%	12.3%	12,972	15.6%	11,520	15.8%	12.6%	12.6%
Depreciation, amortization & other operating non-cash charges	2,591	5.8%	1,720	4.4%			4,654	5.6%	3,415	4.7%
Adj. EBITDA (4)(5)	9,882	21.9%	8,229	21.1%	20.1%	20.4%	17,626	21.3%	14,935	20.5%	18.0%	18.0%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

	For the Second Quarter of:						For the First Six Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,807.5		2,629.4		6.8%	6.8%	5,746.4		5,369.8		7.0%	7.0%
Volume (million unit cases)	400.2		375.7		6.5%	6.5%	829.0		777.9		6.6%	6.6%
Average price per unit case	57.39		54.66		5.0%		57.29		54.60		4.9%
Net revenues	24,219		22,202				50,437		45,592
Other operating revenues	171		139				337		344
Total Revenues (2)	24,389	100.0%	22,341	100.0%	9.2%	22.3%	50,774	100.0%	45,936	100.0%	10.5%	23.3%
Cost of goods sold	14,375	58.9%	13,709	61.4%			30,049	59.2%	27,833	60.6%
Gross profit	10,014	41.1%	8,632	38.6%	16.0%	31.4%	20,725	40.8%	18,103	39.4%	14.5%	29.7%
Operating expenses	7,380	30.3%	6,544	29.3%			15,083	29.7%	13,261	28.9%
Other operative expenses, net	195	0.8%	55	0.2%			267	0.5%	134	0.3%
Operative equity method (gain) loss in associates (3)	(16)	NA	(20)	NA			(34)	NA	(41)	NA
Operating income (4)	2,455.3	10.1%	2,053.2	9.2%	19.6%	36.3%	5,408.2	10.7%	4,748.7	10.3%	13.9%	30.7%
Depreciation, amortization & other operating non-cash charges	1,585	6.5%	1,156	5.2%			2,915	5.7%	2,246	4.9%
Adj. EBITDA (4)(5)	4,040	16.6%	3,209	14.4%	25.9%	46.5%	8,323	16.4%	6,995	15.2%	19.0%	38.4%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Jun-24	Dec-23	% Var.	Liabilities & Equity	Jun-24	Dec-23	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	622	140	345%
	38,271	31,060	23%	Suppliers	25,653	27,351	-6%
Total accounts receivable	16,803	17,749	-5%	Short-term leasing Liabilities	756	752	1%
Inventories	12,413	11,880	4%	Other current liabilities	38,782	26,673	45%
Other current assets	7,290	7,049	3%	Total current liabilities	65,813	54,916	20%
Total current assets	74,777	67,738	10%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	67,929	65,074	4%
Property, plant and equipment	142,619	133,406	7%	Long Term Leasing Liabilities	2,138	1,769	21%
Accumulated depreciation	(58,855)	(54,676)	8%	Other long-term liabilities	17,255	18,056	-4%
Total property, plant and equipment, net	83,764	78,730	6%	Total liabilities	153,136	139,815	10%
Right of use assets	2,738	2,388	15%	Equity	-	-
Investment in shares	9,458	9,246	2%	Non-controlling interest	6,751	6,680	1%
Intangible assets and other assets	100,283	101,162	-1%	Total controlling interest	128,141	127,025	1%
Other non-current assets	17,007	14,256	19%	Total equity	134,892	133,705	1%
Total Assets	288,028	273,520	5%	Total Liabilities and Equity	288,028	273,520	5%

	June 30, 2024
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	60.9%	3.7%	8.8%
U.S. Dollars	17.1%	53.2%	4.6%
Colombian Pesos	1.3%	0.0%	6.3%
Brazilian Reals	20.0%	18.8%	9.2%
Argentine Pesos	0.7%	0.0%	50.8%
Total Debt	100%	22.8%	8.4%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	2Q 2024	FY 2023	Δ%
Net debt including effect of hedges (1)(3)	31,218	37,794	-17.4%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.62	0.81
Adj. EBITDA/ Interest expense, net (1)	11.09	11.86
Capitalization (2)	33.8%	32.8%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 14 of 17

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	2Q 2024					2Q 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	402.3	44.1	108.1	45.0	599.5	375.9	37.0	104.4	38.1	555.5	7.9%
Guatemala	45.2	2.8	-	2.6	50.5	40.5	2.0	-	2.3	44.8	12.6%
CAM South	37.4	1.5	1.0	5.7	45.6	34.9	1.7	0.6	5.7	43.0	6.2%
Mexico and Central America	484.8	48.3	109.1	53.3	695.6	451.3	40.7	105.1	46.2	643.3	8.1%
Colombia	64.5	9.4	4.0	7.1	85.0	63.9	9.3	3.5	7.5	84.2	1.0%
Brazil (3)	224.0	18.9	2.4	24.2	269.4	203.5	15.2	2.0	19.7	240.4	12.1%
Argentina	26.8	4.2	1.7	2.5	35.1	30.0	4.3	1.1	3.6	39.0	-9.9%
Uruguay	8.7	1.4	-	0.6	10.7	8.8	2.9	-	0.5	12.2	-12.1%
South America	324.0	33.8	8.1	34.3	400.2	306.1	31.8	6.5	31.2	375.7	6.5%
TOTAL	808.8	82.2	117.2	87.7	1,095.8	757.5	72.5	111.6	77.4	1,018.9	7.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	2Q 2024					2Q 2023					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	2,230.1	297.6		313.2	2,840.9	2,102.2	258.6		268.0	2,628.9	8.1%
Guatemala	334.4	19.0		27.0	380.4	305.7	15.6		23.6	344.9	10.3%
CAM South	271.2	15.0		57.9	344.1	255.5	14.2		60.1	329.8	4.3%
Mexico and Central America	2,835.7	331.5		398.1	3,565.3	2,663.5	288.4		351.7	3,303.6	7.9%
Colombia	475.2	95.7		58.7	629.6	472.7	98.3		79.4	650.4	-3.2%
Brazil (3)	1,498.6	163.5		277.3	1,939.4	1,346.4	135.2		223.3	1,704.9	13.8%
Argentina	138.0	26.1		21.9	185.9	158.4	28.6		31.6	218.5	-14.9%
Uruguay	42.2	5.5		4.7	52.5	41.4	10.4		3.9	55.6	-5.7%
South America	2,154.0	290.7		362.7	2,807.5	2,018.8	272.4		338.2	2,629.4	6.8%
TOTAL	4,989.7	622.2		760.8	6,372.8	4,682.3	560.8		689.9	5,933.0	7.4%

Revenues
Expressed in million Mexican Pesos	2Q 2024	2Q 2023	Δ %
Mexico	37,474	32,299	16.0%
Guatemala	3,846	3,316	16.0%
CAM South	3,746	3,473	7.9%
Mexico and Central America	45,067	39,088	15.3%
Colombia	4,785	4,041	18.4%
Brazil (4)	16,443	15,109	8.8%
Argentina	2,154	2,220	-3.0%
Uruguay	1,007	971	3.8%
South America	24,389	22,341	9.2%
TOTAL	69,456	61,428	13.1%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,033.1 million for the second quarter of 2024 and Ps. 1,511.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 15 of 17

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2024					YTD 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	734.7	75.4	197.9	81.8	1,089.8	685.4	63.4	192.0	73.4	1,014.2	7.5%
Guatemala	86.5	5.1	-	4.8	96.4	75.8	3.6	-	4.6	84.0	14.7%
CAM South	73.0	3.1	2.0	11.2	89.2	66.5	3.5	1.0	11.3	82.4	8.3%
Mexico and Central America	894.2	83.6	199.9	97.7	1,275.4	827.8	70.5	193.1	89.3	1,180.7	8.0%
Colombia	130.5	19.9	8.1	14.7	173.3	125.2	18.1	6.8	14.5	164.6	5.2%
Brazil (3)	464.1	39.6	5.1	48.7	557.6	421.8	34.6	4.7	40.2	501.3	11.2%
Argentina	56.2	9.3	3.7	5.5	74.8	65.9	9.8	2.5	8.5	86.7	-13.7%
Uruguay	18.8	3.3	-	1.3	23.3	19.1	5.0	-	1.1	25.3	-7.7%
South America	669.6	72.2	16.9	70.3	829.0	632.1	67.5	13.9	64.3	777.9	6.6%
TOTAL	1,563.8	155.7	216.9	168.0	2,104.4	1,459.8	138.1	207.0	153.6	1,958.5	7.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2024					YTD 2023					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	4,097.6	516.5		573.8	5,187.9	3,867.4	449.9		522.7	4,840.0	7.2%
Guatemala	642.1	34.7		49.9	726.7	573.0	28.9		46.3	648.2	12.1%
CAM South	527.5	30.2		112.2	669.9	491.2	27.5		123.5	642.2	4.3%
Mexico and Central America	5,267.2	581.4		735.9	6,584.4	4,931.6	506.3		692.5	6,130.4	7.4%
Colombia	954.4	204.8		124.2	1,283.4	920.8	189.8		157.0	1,267.7	1.2%
Brazil (3)	3,059.1	343.6		551.8	3,954.4	2,749.5	305.4		449.5	3,504.4	12.8%
Argentina	286.6	58.4		48.6	393.6	341.7	63.4		73.0	478.1	-17.7%
Uruguay	91.0	12.7		11.2	114.9	91.6	18.3		9.6	119.5	-3.9%
South America	4,391.2	619.4		735.8	5,746.4	4,103.7	577.0		689.1	5,369.8	7.0%
TOTAL	9,658.3	1,200.8		1,471.6	12,330.8	9,035.2	1,083.3		1,381.6	11,500.2	7.2%

Revenues
Expressed in million Mexican Pesos	YTD 2024	YTD 2023	Δ %
Mexico	68,328	59,528	14.8%
Guatemala	7,244	6,333	14.4%
CAM South	7,338	6,844	7.2%
Mexico and Central America	82,911	72,705	14.0%
Colombia	9,668	7,784	24.2%
Brazil (4)	34,279	31,078	10.3%
Argentina	4,730	4,975	-4.9%
Uruguay	2,096	2,098	-0.1%
South America	50,774	45,936	10.5%
TOTAL	133,685	118,641	12.7%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 2,529.1 million for the first six months of 2024 and Ps. 2,961.0 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q24	YTD
Mexico	4.78%	0.59%	1.38%
Colombia	6.91%	1.51%	3.96%
Brasil	3.69%	0.94%	2.46%
Argentina	274.07%	15.59%	80.30%
Costa Rica	-0.52%	0.01%	0.12%
Panama	1.19%	0.42%	1.09%
Guatemala	3.25%	0.69%	1.19%
Nicaragua	5.38%	2.10%	2.99%
Uruguay	3.95%	0.79%	3.47%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q24	2Q32	Δ %	YTD 24	YTD 23	Δ %
México	17.21	17.72	-2.9%	17.10	18.21	-6.1%
Colombia	3,928.59	4,426.37	-11.2%	3,924.42	4,592.50	-14.5%
Brasil	5.22	4.95	5.4%	5.09	5.07	0.2%
Argentina	886.47	232.18	281.8%	860.46	212.30	305.3%
Costa Rica	516.43	544.44	-5.1%	516.72	555.87	-7.0%
Panama	1.00	1.00	-79.8%	1.00	1.00	-80.3%
Guatemala	7.77	7.82	-0.6%	7.79	7.82	-0.4%
Nicaragua	36.62	36.40	0.6%	36.62	36.35	0.8%
Uruguay	38.75	38.61	0.4%	38.82	38.89	-0.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-24	Jun-23	Δ %	Mar-24	Mar-23	Δ %
México	18.38	17.07	7.6%	16.68	18.11	-7.9%
Colombia	4,148.04	4,191.28	-1.0%	3,842.30	4,627.27	-17.0%
Brasil	5.56	4.82	15.3%	5.00	5.08	-1.7%
Argentina	912.00	256.70	255.3%	858.00	209.01	310.5%
Costa Rica	528.80	549.48	-3.8%	506.60	545.95	-7.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.77	7.85	-1.0%	7.79	7.80	-0.1%
Nicaragua	36.62	36.44	0.5%	36.62	36.35	0.8%
Uruguay	39.99	37.41	6.9%	37.55	38.65	-2.8%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q24 Results July 19, 2024	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: July 18, 2024